Exhibit 4.8

FIFTH AMENDMENT TO THE ALLERGAN, INC. RETIREMENT 401(k) PLAN

(Amended and Restated as of October 1, 2017)

WHEREAS, Allergan, Inc. (the “Company”) maintains the Allergan, Inc. Retirement 401(k) Plan, as amended (the “Plan”);

WHEREAS, Section 10.1 of the Plan authorizes the Company, by action of the Board of Directors of the Company, the Company’s officers, the Allergan Benefits Oversight Committee, or to the extent plan sponsor authority has been so delegated, to the Allergan Employee Benefits Committee, to make amendments to the Plan;

WHEREAS, the Company wishes to amend the Plan to increase the availability of hardship withdrawals as permitted by the Bipartisan Budget Act of 2018 and regulations under Section 401(k) of the Internal Revenue Code of 1986, as amended, by (i) clarifying that hardship withdrawals to repair damage to a participant’s principal residence are permissible regardless of whether such principal residence is in a FEMA declared disaster area, (ii) permitting participants to take hardship withdrawals of their entire elective deferrals accounts, including earnings thereon, (iii) eliminating the 6-month suspension of contributions after a hardship withdrawal, (iv) providing that any suspension of contributions after a hardship withdrawal in effect on December 31, 2018 will cease to be in effect on January 1, 2019, (v) eliminating the requirement that a participant take all available loans before a hardship withdrawal will be permitted, and (vi) adding payment of expenses or recompense for losses due to a Federal Emergency Management Agency declared disaster a new safe harbor hardship withdrawal reason for participants whose principal place of residence or place of employment at the time of the disaster was in the declared disaster area; and

WHEREAS, the Vice President, Rewards of Allergan plc has the authority to amend the Plan (on behalf of the Company) to reflect the above changes applicable to hardship withdrawals.

NOW THEREFORE, BE IT RESOLVED, that the Plan is amended as follows:

1.	Section 8.1(c) shall be amended, effective as of January 1, 2019, to read as follows:

	“(c)	(i)	Prior to January 1, 2019, after withdrawing all After Tax Deposits pursuant to paragraph (a) and all amounts allocated to his or her Rollover Contributions Account under paragraph (b) above, a Participant may, for any reason, withdraw any vested portion of the amount allocated to his or her Matching Contributions Account that was so allocated 2 or more years prior to the date of such a withdrawal.

(ii)	On and after January 1, 2019, after withdrawing all amounts allocated to his Rollover Account under paragraph (b) above, a Participant many, for any reason, withdraw any vested portion of the amount allocated to his or her Matching Contributions Account that was so allocated 2 or more years prior to the date of such a withdrawal.”

2.       Section 8.1(e) shall be amended, effective as of January 1, 2019, to read as follows:

“(e)	(i)	Prior to January 1, 2019, after withdrawing all amounts permitted pursuant to paragraphs (a), (b), (c), and (d) above, a Participant may withdraw amounts from his or her Elective Deferrals Account (excluding any earnings attributable to such Account after December 31, 1988), the vested portion of his or her Matching Contributions Account, and any remaining amount in his or her After Tax Deposits (i.e., amounts not withdrawn under Section 8.1(a) because they are recharacterized as After Tax Deposits under Section 4.5 but excluding any earnings attributable to recharacterized After Tax Deposits after December 31, 1988) but excluding amounts from his or her Retirement Contributions Account, upon incurring a hardship as defined in Section 8.5; and

(ii)	On and after January 1, 2019, after withdrawing all amount permitted pursuant to paragraphs (b), (c), and (d) above, a Participant may withdraw amounts from his or her Elective Deferrals Account, the vested portion of his or her Matching Contributions Account, and any remaining amount in his or her After Tax Deposits but excluding amounts from his or her Retirement Contributions Account, upon incurring a hardship as defined in Section 8.5.”

3.	Section 8.5(a)(vi) shall be amended, effective as of January 1, 2018, to read as follows:

	“(vi)	The payment of expenses to repair damage to the Participant’s principal residence that would qualify for the casualty deduction under Code Section 165 (determined without regard to Code Section 165(h)(5) and whether the loss exceeds ten (10) percent of adjusted gross income); or”

4.	Section 8.5(a) shall be amended, effective as of January 1, 2019, to read as follows:

	“(a)	A hardship withdrawal shall be authorized by the Employee Benefits Committee only if the Employee Benefits Committee, based upon the Participant’s representation and such other facts as are known to the Employee Benefits Committee, determines that the requested withdrawal is on the account of:

(i)	Expenses for (or necessary to obtain) medical care that would be deductible under Code Section 213(d), determined without regard to the limitations in Code Section 213(a) (relating to the applicable percentage of adjusted gross income) for the Participant or the Participant’s spouse, Beneficiary, or dependents (as defined in Code Section 152, without regard to Code Section 152(b)(1), (b)(2), and (d)(1)(B));

(ii)	The purchase (excluding mortgage payments) of a principal residence for the Participant only;

(iii)	The payment of tuition, related educational fees, and room and board expenses for the next twelve (12) months of post-secondary education for the Participant or the Participant’s Spouse, Beneficiary, children, or dependents (as defined in subparagraph (i) above);

(iv)	The need to prevent the eviction of the Participant from his or her principal residence or foreclosure on the mortgage of the Participant’s principal residence;

(v)	The payment of burial or funeral expenses for the Participant’s parents, Spouse, child, Beneficiary, or dependents (as defined in subparagraph (i) above);

(vi)	The payment expenses to repair damage to the Participant’s principal residence that would qualify for the casualty deduction under Code Section 165 (determined without regard to Code Section 165(h)(5) and whether the loss exceeds ten (10) percent of adjusted gross income);

(vii)	The payment of expenses and recompense for losses (including loss of income) incurred by the Participant on account of a disaster declared by the Federal Emergency Management Agency (FEMA) under the Robert T. Stafford Disaster Relief and Emergency Assistance Act, provided that the Participant’s principal residence or principal place of employment at the time of the disaster was located in an area designated by FEMA for individual assistance with respect to the disaster; or

(viii)	Any other situation deemed as immediate and heavy financial needs by the Internal Revenue Service through the publication of revenue rulings, notices, and other documents of general applicability.”

5.	Section 8.5(b)(ii) shall be amended, effective as of January 1, 2019, to read as follows:

	“(ii)	(A)	With respect to hardship withdrawals taken prior to January 1, 2019, the Participant has obtained all distributions (including distributions of ESOP dividends under Code Section 404(k)), other than hardship withdrawals, and all nontaxable (at the time of the loan) loans from the Plan or any other plan maintained by the Company; and

(B)	With respect to hardship withdrawals taken on or after January 1, 2019, the Participant has obtained all distributions (including distributions of ESOP dividends under Code Section 404(k)), other than hardship withdrawals or loans from the Plan or any other plan maintained by the Company.”

6.	Section 8.5(b)(iii) shall be amended, effective as of January 1, 2019, to read as follows:

	“(iii)	Prior to January 1, 2019, the Participant shall not be permitted to make Elective Deferrals or After Tax Deposits during the 6-month period beginning as soon as administratively feasible following the date of the hardship withdrawal from the Plan or any other plan maintained by the Company; provided, however, that no such suspension of contributions shall extend beyond December 31, 2018.”

IN WITNESS WHEREOF, the Vice President, Rewards of Allergan plc hereby causes this Fifth Amendment to the Allergan, Inc. Retirement 401(k) Plan, to be adopted as of the date set forth below.

Date: October 8, 2019	By:	/s/ Eric Stern
Eric Stern
	Its:	Vice President, Rewards